UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-00395

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

NCR Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS

June 13, 2003

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	December 31,
	2002	2001
Assets
Investments at fair value	$1,372,106,080	$1,630,343,151
Contributions receivable:
Participants	1,700,598	—
Employer	602,334	—

Total contributions receivable	2,302,932	—

Other receivables	400,216	1,360,032

Total assets	1,374,809,228	1,631,703,183

Liabilities
Accounts payable	820,141	1,515,084
Accrued expenses	590,183	436,214

Total liabilities	1,410,324	1,951,298

Net assets available for benefits	$1,373,398,904	$1,629,751,885

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002

Year Ended December 31, 2002
Additions
Additions to net assets attributed to:
Investment income:
Interest	$2,012,786
Dividends	6,486,721

Total investment income	8,499,507

Contributions:
Participant	65,015,605
Employer, net of forfeitures	24,820,838

Total contributions	89,836,443

Total additions	98,335,950

Deductions
Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of investments	211,550,249
Benefits paid to participants	141,779,292
Administrative expenses	1,359,390

Total deductions	354,688,931

Net decrease	(256,352,981)

Net assets available for benefits
Beginning of year	1,629,751,885

End of year	$1,373,398,904

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2002 and 2001 Plan years were limited to $11,000 and $10,500, respectively.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The Company’s matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older during the calendar year to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer Matching Contributions and will increase by $1,000 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, a money market fund and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds and common/collective trust and are managed to derive returns subject to the associated risk tolerance. A Mutual Fund Window offers a broad array of mutual funds (more than 200) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international).

NCR Savings Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions are considered immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

Termination of the Plan

It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

NCR Savings Plan

Notes to Financial Statements

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

All of the Plan’s investments are stated at fair value. Fair values have been estimated based on quoted market amounts of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

NCR Savings Plan

Notes to Financial Statements

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions and Transfers

Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2002	2001
BT Pyramid Broad Market Bond Index Fund, 80,775,373 and 89,345,049 shares, respectively	236,215,461	236,418,615
Fidelity Select International Collective Trust, 1,979,566 and 2,210,257 shares, respectively	107,549,814	138,384,219
Fidelity Retirement Money Market, 85,658,799 and 88,855,655 shares, respectively	85,658,799	88,855,655
Fidelity Magellan Fund Inc., 939,629 and 973,177 shares, respectively	74,193,073	101,424,545
BT Pyramid Russell 2000 Value Index, 345,844 and 427,928 shares, respectively	70,342,847	98,163,678

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NCR Savings Plan

Notes to Financial Statements

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $211,550,249 as follows:

Mutual funds and common/collective trusts	$(193,261,628)
Common stock	(18,288,621)

$(211,550,249

5.	Tax Status

The Company received its latest favorable determination letter, dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Plan’s Administrator believes that the Plan was qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

The Plan has been amended since receiving the determination letter. The Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, however, a request for a new determination letter has been submitted and the Company has not yet received a letter back from the IRS.

6.	Asset Transfer from NCR Puerto Rico Employees 165(e) Plan

Effective January 1, 2003, the NCR Puerto Rico Employees 165(e) Plan merged into the Plan at a value of $443,592. Contingent on becoming qualified under Section 165(e) of the Internal Revenue Code of Puerto Rico, the merged plan will be maintained as a sub-plan of the Plan.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i—Schedule of Assets Held (at End of Year)**

December 31, 2002

Description and Identity of Issue, Borrower, Lender, or Similar Party	Number of Units or Shares	Cost****	Current Value
Common/Collective Trusts:
BT Pyramid Broad Mkt Bond Index	80,775,373		$236,215,461
BT Pyramid Equity Index	30,124		66,599,817
BT Pyramid International (EAFE) Index	250,490		42,391,144
BT Pyramid Russell 2000 Index	27,246		11,671,473
BT Pyramid Russell 2000 Value Index	345,844		70,342,847
Fidelity U.S. Equity Collective Trust*	1,203,847		31,625,054
Fidelity Aggressive Equity Collective Trust*	75,087		42,895,935
Fidelity Select International Collective Trust*	1,979,566		107,549,814
Fidelity Inst. Cash Portfolio*	52,206,635		52,206,635
Registered Investment Companies:
Axe Houghton Small Cap Fund	8,154,431		56,078,024
Legg Mason Large Cap Fund	4,809,136		61,922,441
Columbus Circle Small Cap Fund	992,142		14,047,743
Total Mutual Fund Window Investments***	122,244,328		521,510,740
Employer Related Investment:
NCR Common Stock*	1,665,730		39,544,430
Participant Loans (a)*			17,504,522
			$1,372,106,080

(a)	The participant loan interest rates are between 5.25%—10.50%. The loan terms are between 1 year and 5 years.

*	Party-in-interest

**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.

***	This line item represents the aggregate value of participant-directed held within the Mutual Fund Window at Fidelity, which is a party-in-interest.

****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR SAVINGS PLAN

By:	/s/ EARL SHANKS
Earl Shanks Senior Vice President and Chief Financial Officer, NCR Corporation

Date: June 30, 2003

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP

Exhibit No. 99	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated June 30, 2003.